 Exhibit 99.1

SNDL Provides Update on the Nova Cannabis Strategic Partnership

CALGARY, AB, June 1, 2023 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL" or the "Company") is pleased to provide an update on its proposed Transaction (the "Transaction") with Nova Cannabis Inc. (TSX: NOVC) ("Nova") to create a well-capitalized cannabis retail platform in Canada, as contemplated by the implementation agreement entered into between the Company and Nova dated December 20, 2022, as amended on April 3, 2023 (the "Implementation Agreement"). The Company has amended the terms of the plan of arrangement (the "Original Plan of Arrangement"), and such amended form of the Original Plan of Arrangement being (the "Amended Plan of Arrangement") approved by the SNDL shareholders at its annual and special meeting of shareholders held on July 25, 2022, pursuant to which SNDL intends to distribute certain of its Nova common shares ("Nova Shares") to SNDL shareholders.

Under the terms of the Amended Plan of Arrangement, among other things, (i) SNDL shareholders who would have been entitled to receive at least one "lot" of Nova Shares from the Nova Shares being distributed (the "Distributed Nova Shares") had they been distributed to all SNDL shareholders on a pro rata basis (the "Eligible Holders") will receive Nova Shares with the new SNDL common shares to which they were entitled under the Original Plan of Arrangement ("New SNDL Shares"), and (ii) all SNDL shareholders other than the Eligible Holders will receive, together with their New SNDL Shares, cash in lieu of the fractional Nova Shares that they would have been entitled to receive had the Distributed Nova Shares been distributed to all SNDL shareholders on a pro rata basis. The number of Nova Shares that would be considered a "lot" will be determined by SNDL's Board of Directors (the "SNDL Board"), provided that a "lot" must be between one Nova Share and 500 Nova Shares. All other terms of the Amended Plan of Arrangement remain substantially similar to those of the Original Plan of Arrangement. It is currently anticipated that holders of New SNDL Shares that would otherwise receive 15 or fewer Distributed Nova Shares shall instead receive cash consideration.

A Final Order (the "Final Order") of the Court of Kings Bench of Alberta (the "Court") approving the Amended Plan of Arrangement and transactions contemplated thereby (collectively, the "Share Distribution") was granted on May 26, 2023, and, subject to the SNDL Board determining the meaning of a "lot" of Nova Shares, the Company is now authorized by the Court to complete the Share Distribution. A copy of the Amended Plan of Arrangement has been or will be filed under SNDL's profile on SEDAR at www.sedar.com.

"The strategic partnership between Nova and SNDL is expected to deliver growth opportunities and long-term shareholder value, cementing the two companies' positions in the Canadian cannabis industry," said Zach George, Chief Executive Officer of SNDL. "Through a distribution of Nova common shares to SNDL shareholders, SNDL will reduce our ownership stake in Nova to less than 20%. This enables SNDL and Nova to implement our strategic partnership, through which SNDL will manage brand standards via strategic agreements in exchange for a licensing fee against gross profit, and a services fee in return for the provision of management and administrative services."

The completion of the Share Distribution remains subject to certain closing conditions set out in the Implementation Agreement, including the receipt of certain key regulatory approvals. SNDL continues to work with regulators to ensure that the Transaction is in compliance with regulations in all relevant jurisdictions. Pursuant to the Final Order and the Implementation Agreement, the Share Distribution is expected to be completed as part of the closing of the Transaction.  Subject to the satisfaction or waiver of all of the conditions precedent which include, but are not limited to, the receipt of certain key regulatory approvals from applicable provincial cannabis regulators and the Toronto Stock Exchange, the Transaction is expected to close on or before June 30, 2023.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL."

SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry. For more information on SNDL, please go to www.sndl.com.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's plans related to the Share Distribution, the meaning of the term "lot" determined by the SNDL Board and the timing of such determination, the proposed completion of the Share Distribution and the timing thereof,  the satisfaction and/or waiver of the conditions precedent to completing the Share Distribution and/or any other part of the Transaction (and/or the timing thereof), and the anticipated closing date of the Transaction. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3.D.—Risk Factors" in the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission ("SEC") on April 24, 2023, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 09:00e 01-JUN-23